UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-32001

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Aptose Biosciences Inc.

(Translation of registrant's name into English)

5955 Airport Road, Suite 228
Mississauga, Ontario L4V 1R9

Canada
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report of Foreign Issuer on Form 6-K of Aptose Biosciences Inc. (the “Registrant”) are hereby incorporated by reference into the registration statement on Form F-3 of the Registrant (File No. 333-200660) and the prospectus, forming a part thereof.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptose Biosciences Inc.

Date: November 14, 2017
	By:	“Gregory Chow”
	Name:	Gregory Chow
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT LIST

99.1	Interim Financial Statements
99.2	Management’s Discussion and Analysis
99.3	CEO and CFO Certificates